File pursuant to Rule 424(b)(3)

SEC File No. 333-147238

BRE Properties, Inc.

Direct Stock Purchase and Dividend Reinvestment Plan

Supplement dated January 19, 2010

To Prospectus Supplement dated November 28, 2008

To Prospectus dated November 8, 2007

This is a supplement (“Supplement”) to the Prospectus Supplement dated November 28, 2008 (the “2008 Prospectus Supplement”) to the Prospectus dated November 8, 2007 (the “Base Prospectus”). This Supplement relates to the BRE Properties, Inc. Direct Stock Purchase and Dividend Reinvestment Plan. This Supplement adds to and updates certain information in the 2008 Prospectus Supplement and the Base Prospectus.

CERTAIN SIGNIFICANT FEATURES OF THE PLAN

The information contained in the section “Certain Significant Features of the Plan” on page S-1 of the 2008 Prospectus is hereby amended in its entirety as follows:

Some of the significant features of the BRE Direct Stock Purchase and Dividend Reinvestment Plan, which we refer to as the Plan, are as follows:

•

Initial Stock Purchases are simple and convenient. If you are not currently a shareholder of BRE, the Plan provides a convenient way for you to make an initial purchase of shares of our common stock for a minimum investment of $500. Simply read this prospectus supplement, complete the enclosed Enrollment Form, and return it to the Plan Administrator along with a check. Alternatively, you may make your initial payment online through Shareowner Online (see question 17 on how to access Shareowner Online).

•

You may make additional common stock purchases with cash or reinvested dividends. As a Plan participant, you may automatically reinvest all or a portion of your dividends each quarter in new shares of our common stock. And, regardless of whether you choose to reinvest dividends, you can make additional cash investments in shares of our common stock from a minimum of $100 per payment up to $10,000 each month. Additional cash investments may be made on an occasional basis by sending a check to the Plan Administrator along with the tear-off portion of your account statement, or on a regular basis by authorizing automated withdrawals from your account at a U.S. financial institution. (Additional cash investments in excess of $10,000 per month may be permitted in some circumstances.) Alternatively, you may sign up for automatic monthly investments, make individual automatic deductions at any time or change your investment amount by accessing your account online through Shareowner Online (see question 17 on how to access Shareowner Online). In general, we bear the cost of trading fees and service charges for purchases of shares of common stock under the Plan, but a portion of the trading fees or service charges may be allocated to participants in order to comply with certain tax rules applicable to REITs (see question 12 for more information). If you sell shares of common stock held in the Plan, you will be charged certain fees (see question 27 for more information).

•

We handle all the paperwork. Shares of our common stock purchased for you through the Plan will be held in an account in your name. The Plan Administrator will send you regular account statements and provide safekeeping for all shares of common stock purchased under the Plan, protecting you against loss, theft or destruction of common stock certificates. If you should want a common stock certificate sent to you, we’ll do so promptly at no cost.

•

Participation in the Plan is simple. This prospectus supplement provides a detailed description of the Plan and all of your participation options. After reviewing it, you can enroll online through Shareowner Online or just complete the Enrollment Form and return it in the envelope we’ve provided. (If your shares of our common stock are currently registered in a name other than your own, such as in the name of your broker or bank nominee, you should consult directly with the entity holding your shares to determine how to enroll in the Plan. If the entity holding your shares does not provide for participation in the Plan, you may request to have some or all of those shares registered in your own name in order to participate directly.)

•	Our principal executive offices are located at 525 Market Street, 4th Floor, San Francisco, California 94105 and the telephone number is (415) 445-6530.

FOR A COMPLETE DESCRIPTION OF THE PLAN, PLEASE REVIEW THIS SUPPLEMENT

AND THE 2008 PROSPECTUS SUPPLEMENT IN ITS ENTIRETY.

DESCRIPTION OF THE PLAN

The information contained in the section “Description of the Plan” on page S-5 of the 2008 Prospectus Supplement is hereby amended in its entirety as follows:

The provisions of the Plan are set forth below in question-and-answer format.

Plan Purpose

1. What is the purpose of the Plan?

The Plan was created to provide investors with a simple and convenient method of investing in shares of our common stock. In addition, the Plan provides a low-cost method of generating capital for us through the sale of original issue shares to Plan participants.

Advantages

2. What are the advantages of the Plan?

Trading fees and service charges are not paid by participants in connection with purchases under the Plan except to the extent required to comply with certain tax rules applicable to REITs (see question 12 for more information).

The Plan permits investment in fractions of shares as well as whole shares, providing the full ability to invest the total amount of any dividends or additional investments.

The Plan Administrator provides regular account statements and safekeeping for all Plan shares, simplifying record keeping and protecting participants against loss, theft or destruction of certificates.

Enrollment

3. How does an investor enroll in the Plan?

After being furnished with a copy of this Supplement, the 2008 Prospectus Supplement and the accompanying Base Prospectus, investors may join the Plan by completing and signing the Enrollment Form and returning it to the Plan Administrator. Alternatively, investors may enroll online through Shareowner Online (please see question 17 on how to access Shareowner Online).

If you already own shares of our common stock that are registered in your name, you may participate immediately. You may participate by choosing to reinvest all or part of your quarterly dividend, or by making an additional investment. Shareholders of record who elect to reinvest all or part of their dividend will have access to their account online over the Internet and will receive quarterly account statements.

If your shares are currently registered in a name other than your own, such as in the name of your broker or bank nominee, you should consult directly with the entity holding your shares to determine how to enroll in the Plan. If the entity holding your shares does not provide for participation in the Plan, you may request to have some or all of your shares registered in your own name in order to participate directly.

If you do not currently own any shares, you can participate by making an initial investment through the Plan. Please see question 4 for details regarding an initial investment.

4. How do I make an initial investment?

You can make an initial cash investment in the Plan for as little as $500 but not more than $10,000. Your initial investment can be made:

Via online enrollment by:

•	Authorizing a minimum of five monthly automatic deductions of at least $100 from your bank account; or

•	Opening your account online and sending your initial investment of $500 or more.

Using the Enrollment Form and:

•	Making one payment (minimum of $500) by check payable to BRE Properties/Shareowner Services; or

•	Authorizing a minimum of five monthly automatic deductions of at least $100 from your bank account.

5. How do I make additional investments?

If you already own shares, are enrolled in the Plan and want to make additional investments, you can authorize individual automatic deductions from your bank account through Shareowner Online or send a check to the Plan Administrator for each purchase. If you choose to submit a check, please make sure to include the contribution form from your Plan statement and mail it to the address specified on the statement. Or, if you wish to make regular monthly investments, you may authorize automatic monthly deductions from your bank account. This feature enables you to make ongoing investments in an amount that is comfortable for you, without having to write a check. For automatic monthly investments, the amounts you have authorized will be withdrawn from your bank account on the 23rd day of each month, or the next succeeding business day if the 23rd falls on a weekend or holiday. The funds will be credited to your account and invested within five business days of receipt by the Plan Administrator.

Additional cash investments are subject to a minimum investment requirement of $100 per investment and a maximum of $10,000 monthly (in certain circumstances described herein, we may permit additional cash investments in excess of $10,000 per month).

6. When will participation begin?

Participation will begin, with regard to the reinvestment of cash dividends, with the first dividend payment after your authorization has been received by the Plan Administrator, provided it is received prior to the record date established for that particular dividend distribution. If your authorization is not received in time, cash dividends will be distributed as normal, and automatic reinvestment will begin with the next cash dividend payment. Participation will begin, with regard to cash investments, on the first investment date to fall at least one business day following receipt of your authorization and the cash investment.

Investment Options

7. What are the available investment options?

Dividend Reinvestment. Participants may purchase additional shares of our common stock by authorizing that all or a portion of the cash dividends on their shares of common stock be automatically reinvested. Dividends on our common stock, if, as, and when declared, are paid on a quarterly basis.

Cash Investments. Participants may make additional cash investments of at least $100 per investment at any time by mailing a check payable to “BRE Properties/Shareowner Services” to the Plan Administrator, along with the tear-off portion of their account statement. Any individual or entity may make additional cash investments on behalf of any participant or eligible investor as a gift. If any cash investment, including payments by check or automatic withdrawal, is returned for any reason, the Plan Administrator will remove from your account any shares purchased upon prior credit of such funds, and will sell these shares. The Plan Administrator may sell other shares in your account to recover a returned funds fee for each payment returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by the Plan Administrator.

Automatic Cash Investments. Participants may make additional cash investments through automatic electronic withdrawals of at least $100 per investment from a pre-designated bank account at a U.S. financial institution. To initiate automatic investments, participants may enroll online, by telephone or by completing and returning the automatic investment section of the Enrollment Form.

Payroll Deductions. Our employees may make additional cash investments by authorizing payroll contributions to the Plan of at least $25 per payroll period. Employees should contact our payroll department for information about initiating payroll deductions and for information regarding frequency of investments.

Participants may change their investment options at any time online through Shareowner Online and using the account management feature or by completing a new Enrollment Form (please see question 17 on how to access Shareowner Online).

8. Are there any limits on the amount that may be invested?

Shareholders may make additional cash investments of not less than $100 per payment or more than $10,000 per month without our prior approval. Additional cash investments in excess of $10,000 per month may be made by a participant only upon our acceptance of a Maximum Investment Waiver Request by such participant. Maximum Investment Waiver Requests will be considered on the basis of a variety of factors, which may include: our current and projected capital requirements, alternatives available to us to meet those requirements, prevailing market prices for our common stock, general economic and market conditions, the number of shares held by the participant submitting the Maximum Investment Waiver Request, the participant’s investment intent, the aggregate amount of additional cash investments for which such Maximum Investment Waiver Requests have been submitted and the administrative constraints associated with granting such Maximum Waiver Investment Requests. Grants of permission to purchase shares of our common stock in excess of $10,000 per month will be made in our absolute discretion. Participants interested in making an investment in excess of $10,000 per month should contact our Investor Relations department at (415) 445-6550 in order to obtain a Maximum Investment Waiver Request form. (See question 12 for a discussion of our right to establish threshold pricing for shares purchased with additional cash investments.)

Eligibility

9. Who is eligible to participate in the Plan?

Any person or entity is eligible to participate in the Plan, provided that (i) such person or entity follows the enrollment procedures described in this prospectus and completes an Enrollment Form and (ii) in the case of persons residing outside the United States, participation would not violate local laws.

Share Purchases

10. What is the source of shares purchased under the Plan?

Purchases of our common stock for Plan participants may be made, at our option, either (i) from newly issued shares (out of our authorized but unissued shares of common stock) or (ii) in the open market. Shares purchased in the open market will be purchased on the New York Stock Exchange or any securities exchange on which our common stock is traded, in the over-the-counter market, or by negotiated transactions. We may not change our designation as to whether shares of common stock will be purchased from us or in the open market more than once in any three-month period.

The Plan Administrator is authorized to choose a broker/dealer, including an affiliated broker/dealer, at its sole discretion to facilitate purchases and sales of shares for you. The Plan Administrator will furnish the name of the registered broker/dealer, including any affiliated broker/dealer, utilized in share transactions within a reasonable time upon written request from you.

11. When will shares be purchased?

Purchases will be made as soon as practicable after receipt of funds, but will be made at least weekly, and may be made daily when practicable. Notwithstanding the foregoing, neither we nor the Plan Administrator will be liable when conditions, including compliance with the rules and regulations of the SEC, prevent the purchase of shares of our common stock or interfere with the timing of such purchases. By applicable law, funds will be returned to participants if not used to purchase shares of our common stock: (i) within 35 days of receipt of initial or additional cash investments; or (ii) within 30 days of the dividend date for dividend reinvestments. A participant may withdraw any additional cash investment by written notice received by the Plan Administrator at least two business days prior to investment of the funds. NO INTEREST WILL ACCRUE ON ANY CASH INVESTMENT HELD BY THE PLAN ADMINISTRATOR PRIOR TO THE DATE SUCH FUNDS ARE USED TO PURCHASE SHARES OF OUR COMMON STOCK.

In making purchases for a participant’s account, the Plan Administrator may commingle the participant’s funds with those of other participants in the Plan.

Amounts received by the Plan Administrator for cash purchases of Plan shares in advance of a Plan purchase date may be invested by the Plan Administrator in certain Permitted Investments. For purposes of this Plan, “Permitted Investments” shall mean any money market mutual funds registered under the Investment Company Act (including those of an affiliate of the Plan Administrator or for which the Plan Administrator or any of its affiliates provides management advisory or other services) consisting entirely of (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America. The risk of any loss from such Permitted Investments shall be the responsibility of the Plan Administrator. Investment income from such Permitted Investments shall be retained by the Plan Administrator.

12. What will be the price of shares purchased under the Plan?

If the shares of our common stock used to fulfill participants’ dividend reinvestment or cash investment requirements are newly issued shares, the price to participants will be 100% of the simple average of the high and low sales prices of shares of our common stock as listed on the New York Stock Exchange on the date on which the participants’ purchase occurs. If the source of the shares of our common stock used to fulfill the participants’ requirements is the open market, the price will be 100% of the weighted average price paid by the Plan Administrator for the shares. Notwithstanding the foregoing, if the shares are newly issued shares, in no event will the price be less than par value.

If the purchase price for our shares under the Plan, less the amount of any trading fees, service charges or similar fees or charges payable by us on account of a participant, would be less than ninety-five percent of the average high and low price for the shares on the date they are credited to a participant’s account under the Plan, the participant will be required to pay the difference. This requirement is included in the Plan in order to ensure compliance with certain tax rules applicable to REITs. Under those rules, in order to maintain the deductibility of our dividends, the purchase price for our shares is limited in the manner set forth above.

Unless we waive our right to do so, we may establish from time to time a minimum price, or “Threshold Price,” which will apply only to initial or additional cash investments in newly issued shares in excess of $10,000 per month, and will not apply to the reinvestment of dividends. The Threshold Price will be a stated dollar amount that the closing price per share of our common stock as listed on the New York Stock Exchange for the respective investment date must equal or exceed. We reserve the right to change the Threshold Price at any time. The Threshold Price will be determined in our sole discretion after a review of current market conditions and other relevant factors. In the event that the Threshold Price is not satisfied for the respective investment date, cash investments would be returned to participants as promptly as practicable, without interest. This return procedure will apply only when shares of our common stock are purchased by the Plan Administrator directly from us. For any investment date, we may waive our right to set a Threshold Price for additional cash investments in excess of $10,000 per month. Setting a Threshold Price for an investment date will not affect the setting of a Threshold Price for any subsequent investment date. Participants may determine whether a Threshold Price has been set by us by calling the Plan Administrator at (800) 368-8392 within the United States and (651) 450-4064 outside the United States.

The Threshold Price provision and return procedure discussed above apply only to initial or additional cash investments in original issue shares in excess of $10,000 per month and do not apply to the reinvestment of dividends.

NEITHER WE NOR THE PARTICIPANTS WILL HAVE ANY AUTHORITY OR POWER TO DIRECT THE TIME OR PRICE AT WHICH THE SHARES OF OUR COMMON STOCK MAY BE PURCHASED OR THE SELECTION OF THE BROKER OR DEALER THROUGH OR FROM WHICH PURCHASES ARE TO BE MADE. PARTICIPANTS SHOULD RECOGNIZE THAT BECAUSE THEY CANNOT DIRECT THE TIME OR PRICE AT WHICH SHARES OF OUR COMMON STOCK MAY BE PURCHASED FOR THEIR ACCOUNTS, THEY FORFEIT ANY ADVANTAGES WHICH MAY BE AVAILABLE BY SELECTING THE TIMING OF INVESTMENTS. PARTICIPANTS SHOULD ALSO RECOGNIZE THAT NEITHER WE NOR THE PLAN ADMINISTRATOR CAN ENSURE A PROFIT OR PROTECT AGAINST A LOSS ON ANY SHARES OF OUR COMMON STOCK PURCHASED UNDER THE PLAN.

13. How many shares of common stock will be provided for each participant?

The number of shares of our common stock to be purchased for a participant’s account under the Plan will depend on the amount of a participant’s dividends being reinvested, the amount of any initial or additional cash investments and the price per share of our common stock. Each participant’s account will be credited with that number of shares, including fractions computed to three decimal places, equal to the amount to be reinvested or invested through initial or additional cash investments, divided by the applicable purchase price per share.

Enrollment Form

14. What does the Enrollment Form provide?

The Enrollment Form provides for the purchase of shares of our common stock through the following options:

•

Full Dividend Reinvestment. If the “Full Dividend Reinvestment” option is selected, the Plan Administrator will apply cash dividends on all shares of our common stock registered in the participant’s name, as well as on all shares of our common stock credited to a participant’s Plan account, to the purchase of additional shares of our common stock. Should a participant choose, additional cash investments may be made in conjunction with full dividend reinvestments. Shares purchased with additional cash investments will be credited to the participant’s Plan account and any future dividends on such shares will be reinvested in the same manner as all other shares in the participant’s Plan account.

•

Partial Dividend Reinvestment. If the “Partial Dividend Reinvestment” option is selected, the Plan Administrator will apply cash dividends on a specified number of shares of our common stock registered in a participant’s name, as well as on all shares of our common stock credited to a participant’s Plan account, to the purchase of additional shares of our common stock, and will forward cash dividends to a participant on all other shares. Should a participant choose, additional cash investments may be made in conjunction with partial dividend reinvestments. Shares purchased with additional cash investments will be credited to the participant’s Plan account and any future dividends on such shares will be reinvested in the same manner as all other shares in the participant’s Plan account.

•

All Cash. If the “All Cash” option is selected, the Plan Administrator will apply any additional cash investments to the purchase of shares of our common stock, and cash dividends on such shares registered in the participant’s name and cash dividends on shares of our common stock bought with previous additional cash investments will be paid to the participant in the usual manner.

15. How may participants change investment options?

Participants may change investment options at any time over the Internet, by telephone or by completing a new Enrollment Form and returning it to the Plan Administrator. Any change in a participant’s investment option is subject to the time constraints described in question 6.

Administration

16. How will the Plan be Administered?

Effective January 19, 2010, Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A., as Plan Administrator, administers the Plan. Should the Plan Administrator resign or we choose to replace it, we will select another Plan Administrator.

17. Who should be contacted for answers to questions regarding the Plan?

Internet

General Inquiries - www.wellsfargo.com/shareownerservices

Account Information - www.shareowneronline.com

You can enroll, obtain information and perform certain transactions on your account online via Shareowner Online. For current shareholders, to activate your account and establish a Username and Password, you will need your 10-digit Shareowner Services Account Number (which is listed on your account statement), your Social Security Number, your email address, and the company name you own stock in, BRE Properties, Inc.

Instructions on creating an account or accessing your account online are as follows:

For new investors: Go to www.shareowneronline.com and click on “Invest in a Direct Purchase Plan,” then click on “Continue.” Next, simply click on the box titled “First Time Visitor,” then click on “New Investor” and follow the instructions found on the “First Time Visitor New Investor Select A Company” page.

For current shareholders: Go to www.shareowneronline.com and click on “First Time Visitor Sign On,” then click on “Continue.” Follow the instructions found on the “First Time Visitor Sign On” page.

Once you have successfully signed up, you will be able to access your account immediately. You will receive written confirmation by mail that your account has been activated for online access.

Telephone

Toll Free Telephone: (800) 368-8392

Telephone: (651) 450-4064 (outside the United States)

Fax: (651) 450-4085

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 7:00 a.m. to 7:00 p.m., Central Time, Monday through Friday

In Writing

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

Certified/Overnight Mail:

Wells Fargo Shareowner Services

161 North Concord Exchange

South St. Paul, MN 55075-1139

Reporting

18. What form of reporting will be provided to Plan participants?

Periodic statements will be sent to participants following each transaction advising them of the status of their account. These statements are a participant’s continuing record of the dates and cost of purchases and should be retained for tax purposes.

19. Will participants receive any other information?

In addition to account statements, each participant will receive any revised prospectus and copies of all communications sent to every other holder of shares of our common stock, including our Notice of Annual Shareholder’s Meeting, and income tax information for reporting distributions (including dividends) paid by us.

Shares Held in the Plan

20. Will participants be credited with dividends on fractions of shares?

Yes. Account balances will be computed to three decimal places and dividends will be paid on the fractional shares.

21. Will certificates be issued for shares of common stock purchased under the Plan?

Stock certificates for shares of our common stock held in the Plan will not be issued unless a request is made to the Plan Administrator. Shares will be held in the name of the Plan Administrator or its nominee(s). The number of shares credited to a participant’s account under the Plan will be shown on the account statement provided each participant. This service protects against loss, theft or destruction of stock certificates. Certificates may be requested for any number of whole shares credited to a participant’s account under the Plan by notifying the Plan Administrator. Certificates for fractional shares will not be issued under any circumstances.

The remaining whole shares and fractions of shares, if any, will continue to be credited to the participant’s account. A request for stock certificates, including such a request for all of the shares in a participant’s account, will not constitute a termination of participation in the Plan by the participant. Termination may be effected only through the delivery to the Plan Administrator of a notice of termination as outlined in question 25.

Shares held by the Plan Administrator for the account of a participant may not be pledged. A participant who wishes to pledge such shares must request that a certificate for such shares be issued in his or her name.

22. In whose name will certificates be issued?

A participant’s account under the Plan will be maintained in the name in which his or her shares of our common stock were registered at the time of enrollment. Consequently, if and when certificates for shares held under the Plan are issued, such certificates will be issued only in that name.

23. May shares held by the participant outside of the Plan be deposited in the Plan?

Certificates representing shares of our common stock now held by a participant may be submitted to the Plan Administrator and consolidated with shares purchased for the participant under the Plan. The certificates, together with a letter of instruction, should be sent to the Plan Administrator by a secure delivery method such as certified or registered mail, return receipt requested (since the participant bears the risk of loss in transit), at the address listed in question 17. The certificates need not be endorsed. Upon receipt of the certificates, the Plan Administrator will cancel them, credit the participant’s account with the appropriate number of shares and will treat such shares in the same manner as shares purchased for the participant’s account under the Plan.

24. May participants transfer shares held in the Plan to other investors?

Yes. Participants may transfer ownership of some or all of their shares held in the Plan by sending the Plan Administrator written, signed transfer instructions. Signatures must be Medallion Guaranteed by a financial institution participating in the Medallion Guarantee program. Shares may be transferred to new or existing shareholders.

Termination of Plan Participation

25. How does a participant terminate participation in the Plan?

You may discontinue the reinvestment of your dividends at any time by giving notice to the Plan Administrator. Notice may be made by telephone, in writing or by changing your dividend election online at www.shareowneronline.com. To be effective for a given dividend payment, the Plan Administrator must receive notice before the record date of that dividend. The Plan Administrator will continue to hold your shares unless you request a certificate for any full shares and a check for any fractional share. You may also request the sale of all or part of any such shares or request your stockbroker to retrieve your shares electronically through the Direct Registration System. See question 27 for information on selling shares.

26. May BRE terminate the participation of a participant?

Yes. We have the right to terminate the participation of a participant at any time for the reasons set forth in this Supplement or for any other reason. See question 33 for limits on participation in the Plan.

Sales of Plan Shares

27. May a portion of a participant’s Plan shares be sold?

You can sell all or a part of your Plan shares at any time by contacting the Plan Administrator. Your sale request will be processed and your shares will, subject to market conditions and other factors, generally be sold within 24 hours of receipt of your request. Please note that the Plan Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sales or issuance requests. All requests are final.

Shares being sold for a participant may be aggregated with those of other Plan participants who have requested sales. In such case, the participant will receive proceeds based on the average sales price of all shares sold, less transfer and other taxes, the applicable service charge and a pro rata share of trading fees. A check representing the net proceeds of the sale of shares will be forwarded to the participant as soon as practicable after the settlement of the sale, which is three business days after your shares have been sold.

Alternatively, you may choose to sell your shares through a stockbroker of your choice, in which case you can request your stockbroker to retrieve the shares electronically through the Direct Registration System or request a certificate for your shares from the Plan Administrator.

IN THE EVENT OF A SALE OF A PARTICIPANT’S SHARES, THE PARTICIPANT WILL BE CHARGED A TRADING FEE, TRANSFER AND OTHER TAXES, IF APPLICABLE, AND A SERVICE CHARGE, WHICH AMOUNTS WILL BE DEDUCTED FROM THE CASH PROCEEDS PAID TO THE PARTICIPANT. A PARTICIPANT WHO WISHES TO SELL SOME OR ALL OF HIS OR HER SHARES IN THE PLAN SHOULD BE AWARE OF THE RISK UNDER EITHER SELLING OPTION DESCRIBED ABOVE THAT THE PRICE PER SHARE OF OUR COMMON STOCK MAY DECREASE BETWEEN THE TIME THAT THE PARTICIPANT DETERMINES TO SELL SHARES IN THE PLAN AND THE TIME THAT THE SALE IS COMPLETED. THIS RISK IS BORNE SOLELY BY THE PARTICIPANT.

The sale fees and expenses borne by the participant are as follows:

Sale Fees
Service fee	$15.00 per transaction
Sale commission	$0.12 per share
Direct deposit of net sale proceeds	$5.00 per transaction

Fee for Returned Check or Rejected Automatic Bank Withdrawal	$25.00 per item
Prior Year Duplicate Statement	$15.00 per year

Tax Consequences of Participation in the Plan

28. What are the federal income tax consequences of participation in the Plan?

If you reinvest dividends you will still be treated for federal income tax purposes as having received a dividend on the dividend payment date. By reinvesting dividends you will be liable for the payment of income tax on the dividends despite not receiving an immediate cash distribution to satisfy the tax liability. In addition, to the extent we pay trading fees or service charges on your behalf, for reinvested dividends and optional cash purchases, the Internal Revenue Service has indicated that you may be treated as having received a constructive distribution, which may give rise to additional tax liability. See “Supplemental United States Federal Income Tax Considerations.”

Other Information

29. What happens if BRE issues a stock dividend or declares a stock split?

Any stock dividends or stock splits distributed by us on the shares of our common stock purchased for and credited to the account of a participant under the Plan will be added to the participant’s account. Stock dividends or stock splits distributed on shares of our common stock owned and held outside of the Plan by a participant (including shares for which a participant has directed that cash dividends be reinvested) will be mailed directly to such participant in the same manner as to shareholders who are not participating in the Plan.

In the event we make available to our shareholders rights to purchase additional shares of our common stock or other securities, such rights will be made available to participants based on the number of shares (including fractional share interests to the extent practicable) held in their Plan account on the record date established for determining shareholders who are entitled to such rights.

30. How will a participant’s shares be voted at meetings of shareholders?

The Plan Administrator will arrange with the transfer agent to forward to the participant, as soon as practicable, any proxy materials mailed to our shareholders. The Plan Administrator will vote any full and/or fractional shares of our common stock that it holds for the participant’s account in accordance with the participant’s directions. If a participant does not return a signed proxy to the Plan Administrator, the Plan Administrator will not vote such shares.

31. What is the responsibility of BRE under the Plan?

Neither we nor the Plan Administrator will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability arising out of (i) failure to terminate a participant’s account upon such participant’s death or adjudicated incompetency, prior to the receipt of notice in writing of such death or adjudicated incompetency, (ii) the prices at which shares are purchased for the participant’s account, (iii) the times when purchases are made or (iv) fluctuations in the market value of shares of our common stock. Neither we nor the Plan Administrator has any duties, responsibilities or liabilities except those expressly set forth in the Plan. The establishment and maintenance of the Plan by us does not constitute an assurance with respect to either the value of our common stock or whether we will continue to pay dividends on shares of our common stock or at what rate.

Except for negligence or willful misconduct on our respective parts, neither we nor the Plan Administrator, respectively, whether acting directly or through agents or attorneys, shall be liable for any action taken, suffered, or omitted or for any error of judgment made by it in the performance of our or its duties, respectively, hereunder. We shall not be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit) unless the loss or damage is the result of negligence or willful misconduct on our part. The Plan Administrator shall not be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), unless the loss or damage is the result of negligence or willful misconduct on its part or in the event the Plan Administrator has been advised of the likelihood of such loss or damage and takes no action within its control and within acceptable industry practices. The Plan Administrator shall: (i) not be required to and shall make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action hereunder that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

Neither we nor the Plan Administrator shall be responsible or liable for any failure or delay in the performance of our or its obligations under this Plan arising out of or caused, directly or indirectly, by circumstances beyond our or its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions. The Plan Administrator has informed us that it will use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

32. May the Plan be changed or discontinued?

While the Plan is intended to continue indefinitely, we reserve the right to suspend or terminate the Plan at any time. We also reserves the right to make modifications to the Plan.

We have no obligation to offer, issue or sell shares of our common stock to participants under the Plan if, at the time of the offer, issuance or sale, the registration statement, of which the accompanying Base Prospectus forms a part, is for any reason not effective. In this circumstance, dividends, if, as and when declared, will be paid in the usual manner to the shareholders and any additional cash investments received from shareholders will be returned.

33. Are there any other limitations on participation in the Plan?

We reserve the right to limit participation in the Plan for any reason, even if a shareholder is otherwise eligible to participate. Without limiting our rights under this paragraph, we may refuse participation in the Plan to any person if participation or an increase in the number of shares of our common stock held by such person would, in our opinion, jeopardize our status as a REIT.

34. Who interprets the Plan?

We may in our sole discretion interpret and regulate the Plan as we deem necessary or desirable in connection with the operation of the Plan and resolve questions or ambiguities concerning the various provisions of the Plan.

35. What law governs the Plan?

The terms and conditions of the Plan and its operation will be governed by the laws of the state of Minnesota.